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                                                                                                                          Exhibit 12
                                                                Wyeth
                                        Computation of Ratio of Earnings to Fixed Charges (3)
                                                (in thousands, except ratio amounts)


                                                                                      Year Ended December 31,
                                            Nine Months Ended   --------------------------------------------------------------------
                                            September 30, 2003     2002          2001          2000           1999           1998
                                            ------------------  ----------    ----------    -----------    -----------    ----------
Earnings
--------

Income (loss) from continuing operations
    before federal and foreign taxes            $2,010,853      $6,097,245    $2,868,747    $(1,101,040)   $(1,907,299)   $3,089,936

Add:
  Fixed charges                                    253,820         430,449       439,058        324,887        403,694       371,986

  Minority interests                                18,261          27,993        20,841         26,784         30,301           620

  Distributed equity income                              0               0             0              0              0           771

  Amortization of capitalized interest               6,660           8,866         2,497          1,917          1,803         1,487

Less:
  Equity income (loss)                                (544)         20,766        70,372         55,991          2,122           473

  Capitalized interest                              82,500          88,008        94,257         43,303         15,375         9,497
                                                ----------      ----------    ----------    -----------    -----------    ----------

Total earnings (loss) as defined                $2,207,638      $6,455,779    $3,166,514      $(846,746)   $(1,488,998)   $3,454,830
                                                ==========      ==========    ==========    ===========    ===========    ==========

Fixed Charges:
--------------

  Interest and amortization of debt expense       $135,110        $294,160      $301,145       $238,840       $343,271      $322,970

  Capitalized interest                              82,500          88,008        94,257         43,303         15,375         9,497

  Interest factor of rental expense (1)             36,210          48,281        43,656         42,744         45,048        39,519
                                                ----------      ----------    ----------    -----------    -----------    ----------

    Total fixed charges as defined                $253,820        $430,449      $439,058       $324,887       $403,694      $371,986
                                                ==========      ==========    ==========    ===========    ===========    ==========

Ratio of earnings to fixed charges (2)                 8.7            15.0           7.2            -              -             9.3


(1)   A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)   The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and
      $1,892,692, respectively.

(3)   Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.

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